Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Clear Channel Outdoor Holdings, Inc. of our report dated June 22, 2005 relating to the statements of net assets available for plan benefits as of December 31, 2004 and 2003, the statement of changes in net assets available for plan benefits for the year ended December 31, 2004, the supplemental schedule of assets (held at end of year) as of December 31, 2004, and the schedule of delinquent participant contributions for the year ended December 31, 2004 , of the Clear Channel Communications, Inc. 401(k) Savings Plan, which appears in the Annual Report on Form 11-K of the Clear Channel Communications, Inc. 401(k) Savings Plan dated June 27, 2005.
/s/ The Hanke Group, P.C.
San Antonio, Texas
March 31, 2006